SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16


                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF FEBRUARY 2005


                                ECI TELECOM LTD.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                 30 HASIVIM STREET O PETAH TIKVA 49133 O ISRAEL

                    (ADDRESS OF PRINCIPAL CORPORATE OFFICES)


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F                 [X] Form 40-F [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

      Yes [ ]                   No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Attached hereto, as Exhibit 1, and incorporated herein, is the Registrant's Press Release dated February 14, 2005, entitled "ECI Telecom Names Craig Ehrlich to its Board of Directors".

                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ECI TELECOM LTD.
                                       (Registrant)


                                       By:     /s/ Martin Ossad
                                              ------------------------------
                                       Name:   Martin Ossad
                                       Title:  Corporate Vice President and
                                               General Counsel


Dated: February 14, 2005

                                                                       EXHIBIT 1

            ECI TELECOM NAMES CRAIG EHRLICH TO ITS BOARD OF DIRECTORS



PETAH TIKVA, ISRAEL, FEBRUARY 14, 2005 - ECI Telecom (NASDAQ:ECIL) today announced the appointment of Craig Ehrlich to its Board of Directors.

Mr. Ehrlich brings his 25 years of international experience in the communications industry to the ECI Board. Mr. Ehrlich is currently Chairman of the GSM Association (GSMA), the global trade association representing more than 620 second and third generation network operators and 130 manufacturers and suppliers.

In mid-2003, Erlich stepped down as Group Managing Director of SUNDAY Communications Ltd., the GSM mobile phone company he launched in 1996. Under Ehrlich's leadership, SUNDAY was successfully listed on the Stock Exchange of Hong Kong and NASDAQ in March 2000, less than three years after its launch in 1997.

Mr. Ehrlich sits on the board of Roamware, a wireless applications company. and is an advisory board member of PGP, a secure messaging and information storage company- both California based. Mr. Ehrlich is a board member of Philweb, a leading information technology and gaming company. and ISM, which is currently being transformed into a communications and multi-media company- both based in the Philippines.

In Hong Kong, Mr. Ehrlich is a board member of Hutchison Mobile Communications, a wholly owned subsidiary of Hutchison Whampoa Limited (HWL) and advises the worldwide operations of its 3G and 2G businesses. Ehrlich has been involved in Hong Kong's communications industry since he first settled there in 1987, at which time he joined Hutchison Cablevision as Managing Director. In 1991 Mr. Ehrlich became the Group Operations Director at Hutchison Telecommunications, responsible for the company's operations in 10 countries.

Mr. Ehrlich holds a B.A. degree from the University of California Los Angeles, a Masters degree from Occidental College and a postgraduate fellowship with the Coro Foundation.

Shlomo Dovrat, Chairman of the Board of ECI Telecom, said, "We are delighted to welcome a man of Craig's caliber to ECI's Board of Directors, as we continue to add industry leaders to our already distinguished Board. The cellular industry is a major target market for ECI and we are honored to add the chairman of the most important trade association in the industry to our board. In addition Craig will be able to give us unique perspectives on Asia Pacific, our fastest growing market. We are confident that Craig will be a tremendous resource for the Board and the company, and will assist ECI's growth strategy.

Commenting on his appointment, Mr. Ehrlich said: "I look forward to working with ECI, one of the leading edge and innovative companies in the telecom equipment sector. ECI has demonstrated consistent responsiveness to its customers and the ability to understand and anticipate the needs of carriers. I am delighted to have the opportunity to join ECI`s Board and contribute towards ECI's future success."

Mr. Ehrlich joins a Board which already includes recognized Telecom industry experts such as Gerd Tenzer, former senior executive at Deutsche Telekom, Colin Green, formerly of BT, and Casimir Skrzypczak, who has filled senior executive positions at, among other places, Cisco Systems, Telcordia Technologies, and Verizon.


ABOUT ECI TELECOM:
ECI provides advanced telecommunications solutions to leading carriers and service providers, worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions. ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions. ECI maintains a global sales and customer support network as well as a strategic partnership with Nortel Networks for Broadband Access solutions, under Nortel Networks' brand.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to complete transactions with investors, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact:
ECI Telecom
Jay Kalish, VP IR: +972-3-926-6255, jay.kalish@ecitele.com